VIA EDGAR
July 17, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
On behalf of Match Group, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), which were delivered to Match Group via teleconference on June 28, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 and Form 8-K filed January 30, 2024. In that teleconference, you requested that the Company respond to the comments contained in the letter by July 17, 2024 or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date requested by the Staff to July 24, 2024 in order to allow the Company to prepare a response to the Staff’s comments.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Jeanette Teckman, Chief Legal Officer
    Match Group, Inc.
    Richard D. Trusdell, Jr.
    Pedro J. Bermeo
    Davis Polk & Wardwell LLP